SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q1 2017 Earnings Presentation.

1ST QUARTER 2017 EARNINGS WEBCAST May 10, 2017

DISCLAIMER Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

CONTENTS Q1 2017 Results Financial Situation Summary 01 02 03

Q1 2017 RESULTS HIGHLIGHTS Revenues of Ps 57.0 billion (+21.5%) Adj. EBITDA(1) was Ps 16.8 billion (+34.7%) Net Income of Ps 0.2 billion Total hydrocarbon production was down 1.5% Total Capex was Ps 12.0 billion (-18.9%) Substantial progress in cost and productivity in shale developments See description of Adj. EBITDA in footnote (2) on page 5 Operating cash flow of Ps 24.7 billion (+127.7%)

Q1 2017 RESULTS RESULTS EXPRESSED IN US DOLLARS Revenues (1) (in millions of USD) Revenues and Adj. EBITDA increased by 12.2% and 24.4%, respectively, driven by higher prices in dollars offsetting the effect of the 8% peso devaluation and in line with the increase in Cash Costs. YPF financial statement values in IFRS converted to USD using average exchange rate of Ps 14.44 and Ps 15.63 per U.S $1.00 for Q1 2016 and Q1 2017, respectively. Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income gains (losses) on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of property, plant and equipment + Amortization of intangible assets + Unproductive exploratory drilling + Impairment of property, plant and equipment. Adj. EBITDA (1) (2) (in millions of USD) Operating Income (1) (in millions of USD) +12.2% +24.4% +157.5%

Q1 2017 RESULTS OPERATING INCOME Operating Income increased by 179% driven by improved results from our Downstream business. Operating Income (in millions of Ps)

Q1 2017 RESULTS OPERATING INCOME Revenue increase of 21.5% was higher than the 18.8% increase in cash costs (Cost of Sales + Purchases) and the 12% increase in DD&A, resulting in higher Operating Income. Operating Income (in millions of Ps)

Q1 2017 RESULTS UPSTREAM Upstream Operating Income was down 79.8% due to: (i) higher costs compared to an unusual Q1 2016, and (ii) lower revenues as a result of lower crude oil prices. Operating Income (in millions of Ps) Other expenses include: Ps 282 million of Purchases, Ps 123 million of Other expenses and Ps 84 million of SG&A. (1)

Q1 2017 RESULTS PRODUCTION Crude oil production (Kbbl/d) Total production was down 1.5%: natural gas was up 2.8% and crude oil was down 6%. Natural gas production (Mm3/d) Total production (Kboe/d) -6.0% +2.8% -1.5%

YPF

# Q1 2017 RESULTS **SHALE OIL & GAS UPDATE**

## **Net Shale O&G production** (Kboe/d)



11.6
15.0
26.4
30.3
34.3
2013
2014
2015
2016
Q1 2017

## **Loma Campana horizontal wells cost** (in million of USD)



Well Cost
Frac Stages
8.8
14.3
15.6
17.0
18.8
16.2
16.6
14.2
10.5
8.1(1)
2013 (2 wells)
2014 (3 wells)
2015 (30 wells)
2016 (56 wells)
Q1 2017 (6 wells)

| PRODUCING WELLS | NEW WELLS IN Q1 2017 | KBOE/D Q1 2017 SHALE GROSS PRODUCTION |
|---|---|---|
| **555** | **14** | **64.5*** |

## **Shale update**

- Testing 2,500 meters of lateral length wells with ~30 frac stages; 3,200 meters soon
- El Orejano reached 3 MMm3/d of shale gas production
- Two dedicated rigs de-risking Vaca Muerta in new pilots
- USD 390 million JV announced with Schlumberger
- Reshuffling of the Aguada Pichana JV; USD 500 million pilot gross capex

* Total operated production (Loma Campana + El Orejano + Bandurria + La Amarga Chica )

(1) Preliminary figures. Total final cost to be defined as a result of final real non-material charges compared to provisioned charges.

10

Q1 2017 RESULTS TIGHT GAS DEVELOPMENTS Tight Gas Net Production - Mm3/d Tight gas production represented 29% of total natural gas production in Q1 2017. 9 new wells in Aguada Toledo, 2 in Rincón del Mangrullo and 2 in Estación Fernández Oro.

Q1 2017 RESULTS DOWNSTREAM Downstream Operating Income increased Ps 5.2 billion. Revenues increased by 23% due to higher prices while cost increased by only 8%. Q1 2016 was heavily impacted by the peso devaluation. Operating Income (in millions of Ps) (1) Includes product stock variations (1)

Q1 2017 RESULTS DOWNSTREAM PERFORMANCE Domestic sales of refined products (Km3) Crude processed (kbbl/d) Sales volumes were down by 2.1% due to lower diesel and fuel oil demand. Refinery output decreased by 1.0% due to lower fuel oil sales volumes. -1.0% -2.1% +1.1% -3.4%

Q1 2017 RESULTS REFINED PRODUCTS DEMAND Monthly Diesel Sales (Km3) Monthly Gasoline Sales (Km3) Demand was weak during the first two months of the year and recovered in March. Strong recovery in market share. 54.8% Gasoline Market Share 2016 56.1% Diesel Market Share 2016 55.5% 2017 57.5% 2017 56.8% 2015 58.5% 2015 + 0.8% -3.4% +1.1%

Q1 2017 RESULTS GAS & ENERGY UPDATE Actively looking for new partners in our energy business to fund capex for further growth. Current capacity of ~1,300 Mw. Ongoing projects fully funded will add 575 Mw. Identified an additional ~2,000 Mw in future projects. Projects progressing on schedule; Wind farm slightly delayed due to weather conditions.

Q1 2017 RESULTS CAPEX Capex was down 46.5% in USD terms and 18.9% in pesos, mostly due to reduced activity in the Upstream segment. -18.9% (in millions of Ps) Downstream Upstream Progress on the revamping of the Topping III Unit in our Luján de Cuyo refinery 14,741 11,950 Activity breakdown: 62% in drilling and workovers, 24% in facilities and 14% in exploration and other upstream activities.

CONTENTS Q1 2017 Results Financial Situation Summary 01 02 03

FINANCIAL SITUATION Adjusted Cash flow from operations (in million of Ps) Consolidated statement of adjusted cash flows (in million of Ps) Strong cash position by the end of Q1 2017; Adjusted Operating Cash Flow was very strong due to an increase in Adj. EBITDA and a reduction in working capital. First quarter of positive free cash flow. Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Includes effect of changes in exchange rates and revaluation of investments in financial assets. Effective spending in fixed asset acquisitions during the year. +127.7% (1) (1) (2) (3)

FINANCIAL SITUATION Financial debt amortization schedule (1) (2) (in millions of USD) Cash position strengthened by solid operating cash flow generation in Q1 2017. Leverage ratio decreased. As of March 31, 2017, consolidated figures. Converted to USD using the March 31, 2017 exchange rate of Ps 15.34 to U.S $1.00. Includes cash & equivalentS, including Argentine sovereign bonds BONAR 2020 and BONAR 2021. Net debt to Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 15.34 to U.S $1.00 and Adj. EBITDA LTM calculated as sum of quarters. USD denominated debt Peso denominated debt 74% denominated in USD and 26% in Pesos Average interest rates of 7.81% in USD and 23.95% in Pesos Average life of almost 4.0 years Net Debt / Adj. EBITDA LTM(3)(4) = 1.87x (3)

CONTENTS Q1 2017 Results Financial Situation Summary 01 02 03

SUMMARY Strong quarter; reaffirming guidance for 2017 Substantial Adj. EBITDA and Operating Income growth; expansion of margins Improving local demand; increase in market share More than doubled Operating Cashflow; positive Free Cash Flow Structural labor enhancements under way; expect push back Renewed Vaca Muerta interest has resulted in new monetization opportunities

1st Quarter Earnings Webcast Questions and Answers

1ST QUARTER 2017 EARNINGS WEBCAST May 10, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 10, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer